     Exhibit 12
Calculation of Ratio of Earnings to Fixed Charges
Archer Daniels Midland Company
Expressed in Thousands

	2005		2006		2007		2008		2009		Q2 FY10
Earnings
Earnings Before Income Taxes	$1,516,375		$1,855,250		$3,143,971		$2,594,399		$2,499,557		$1,500,986
Less: Equity Earnings of Less than 50% Owned Unconsolidated Affiliates	(90,415)		(66,592)		(193,258)		(284,316)		55,367		(207,242)
Less: Capitalized Interest Included in Interest Expense Below	(10,868)		(10,942)		(23,558)		(52,110)		(94,532)		(52,942)
Less: Minority Interest					(3,126)		(6,103)		(3,751)		4,512

Total Earnings	1,415,092		1,777,716		2,924,029		2,251,870		2,456,641		1,245,314

Fixed Charges
Interest Expenses:
Consolidated Interest Expense	326,579		365,180		447,310		512,922		469,059		203,240
Capitalized Interest	10,868		10,942		23,558		52,110		94,532		52,942

Total Interest Expense	337,447		376,122		470,868		565,032		563,591		256,182

Amortization of Debt Discount and Expense	1,029		1,149		1,793		3,250		3,832		1,931
One Third of Rental Expenses	38,787		42,876		55,187		67,106		72,289		40,118

Total Fixed Charges	377,263		420,147		527,848		635,388		639,712		298,231

Earnings Available for Fixed Charges	$1,792,355		$2,197,863		$3,451,877		$2,887,258		$3,096,353		$1,543,545

Ratio of Earnings to Fixed Charges	4.75	x	5.23	x	6.54	x	4.54	x	4.84	x	5.18	x